                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                         American Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
                             ----------------------
                                 (CUSIP Number)



                                 Sandra Campbell
               Senior Vice President, Legal Counsel and Secretary
                         Assisted Living Concepts, Inc.
                              9955 S.E. Washington
                             Portland, Oregon 97216
                                 (503) 252-6233
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                November 18, 1998
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   028913 10 1                                        Page 2 of 9 pages
          ----------------
-------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Assisted Living Concepts, Inc.
           I.R.S. Employer Identification No. 93-1148702
-------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
           (See Instructions)                                          (b) [X]
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   3       SEC USE ONLY
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   4       SOURCE OF FUNDS
           (See Instructions)

           WC, OO
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   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [ ]
           TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6

           Nevada
-------------------------------------------------------------------------------
                           SOLE VOTING POWER
                    7
                           2,549,333
    NUMBER OF     -------------------------------------------------------------
     SHARES                SHARED VOTING POWER
   BENEFICIALLY     8
    OWNED BY               0
      EACH        -------------------------------------------------------------
    REPORTING              SOLE DISPOSITIVE POWER
     PERSON         9
      WITH                 2,549,333
                  -------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                   10
                           0
-------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,549,333
-------------------------------------------------------------------------------

  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] See Item 5
-------------------------------------------------------------------------------

  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           14.9% (based on outstanding common stock on November 18, 1998)
-------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON
           (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  028913 10 1                                        Page 3 of 9 pages
         -----------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Issuer Common Stock") of American Retirement Corporation, a Tennessee corporation ("Issuer"). Issuer has its principal executive offices at 111 Westwood Place, Suite 402, Brentwood, Tennessee 37027.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Assisted Living Concepts, Inc., a Nevada corporation ("Filing Person"), with its principal place of business located at 9955 S.E. Washington, Suite 303, Portland, Oregon 97216. Filing Person's principal business is the provision of assisted living services to seniors.

         Set forth on Schedule A to this Schedule 13D is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Filing Person, as of the date hereof.

         During the last five years, neither Filing Person nor, to the best of its knowledge, any person named in Schedule A to this Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 18, 1998, Filing Person entered into an Agreement and Plan of Merger (the "Merger Agreement") with Issuer and Pioneer Merger Corporation, a Tennessee corporation and a wholly owned subsidiary of Issuer ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into Filing Person, with Filing Person as the surviving corporation (the "Merger"). In the Merger, each issued and outstanding share of common stock of Filing Person will be converted into the right to receive 0.85 shares of Issuer Common Stock. The consummation of the transactions contemplated by the Merger Agreement is subject to, among other things, the approval of the shareholders of each of Issuer and Filing Person, the parties' ability to account for the Merger as a "pooling of interests", the receipt of certain regulatory approvals and the expiration of antitrust waiting periods. The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference.

         Concurrently with the execution of the Merger Agreement, Filing Person and Issuer also entered into a Cross Option Agreement (the "Cross Option Agreement"), granting each other the right to purchase 14.9% of the then-issued and outstanding shares of common stock of the other entity, exercisable upon the occurrence of certain

                                  SCHEDULE 13D

CUSIP No.  028913 10 1                                        Page 4 of 9 pages
         -----------------

events (each, an "Option"). Pursuant to the terms of the Cross Option Agreement, Issuer has granted Filing Person an Option covering 2,549,333 shares of Issuer Common Stock at a price of $17.25 per share. Purchases of Issuer Common Stock by Filing Person pursuant to the Option, if any, will be funded out of working capital. The foregoing description is qualified in its entirety by reference to the full text of the Cross Option Agreement, which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTIONS

         (a) - (c)  See Item 3.

         (d) Filing Person and Issuer have agreed that William McBride, Keren B. Wilson and Richard C. Ladd will serve on the board of directors of Issuer immediately following consummation of the Merger.

         (e) Issuer has informed Filing Person that it intends to increase the number of authorized shares of Issuer Common Stock in order to provide for a sufficient number of authorized shares to effect the Merger.

         (f) - (i) None.

         (j) Other than as described above, Filing Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a) - (j) of Schedule 13D (although Filing Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) See Item 3. If the Option becomes exercisable and the Filing Person should exercise the Option, the Filing Person will have the sole power to vote and dispose of said stock. Concurrently with the execution of the Merger Agreement and the Cross Option Agreement, Filing Person and each of the individual shareholders of Issuer listed on Schedule B (collectively, the "Shareholders") entered into voting agreements (each, a "Voting Agreement"), pursuant to which each of the Shareholders appointed Filing Person as his or her proxy to vote the shares of Issuer Common Stock owned by him or her for approval of the Merger and against certain types of transactions involving the Issuer and any third party. The Voting Agreements entered into by Filing Person with the Shareholders cover an aggregate of 2,363,020 shares of Issuer Common Stock. The foregoing description is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is incorporated herein by reference.

         As a result of the Voting Agreements and the Cross Option Agreement, Filing Person may be deemed to be the beneficial owner of 4,912,353 shares of Issuer Common Stock. Based upon information available at November 18, 1998, such shares constitute approximately 28.7% of the issued and outstanding shares of Issuer Common Stock. See Item 3.

         To the knowledge of Filing Person, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) To the knowledge of Filing Person, no person named in Schedule A has effected any transaction in Issuer Common Stock during the past sixty
(60) days.

         (d) - (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3, 4 and 5. Except as otherwise set forth in the Merger Agreement, the Cross Option Agreement and the Voting Agreements, neither the Filing Person nor the directors or executive officers thereof have any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, any agreement to transfer, vote, hold or dispose of the shares of Common Stock of the Issuer held by the Filing Person, any finders' fees, joint ventures, call or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies relating to the Issuer or the Common Stock of the Issuer.

                                  SCHEDULE 13D

CUSIP No.  028913 10 1                                        Page 5 of 9 pages
         -----------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


          Exhibit 1 Agreement and Plan of Merger, dated November 18, 1998, by and between American Retirement Corporation, Pioneer
                      Merger Corporation and Assisted Living Concepts, Inc.
                      (Incorporated by Reference to Exhibit 2.1 of the Current
                      Report on Form 8-K filed by American Retirement
                      Corporation on November 30, 1998).

         Exhibit 2 Cross Option Agreement, dated November 18, 1998, by and between American Retirement Corporation and Assisted Living
                     Concepts, Inc. (Incorporated by Reference to Exhibit 2.2 of the Current Report on Form 8-K filed by American Retirement
                     Corporation on November 30, 1998).

         Exhibit 3   Form of Shareholder Voting Agreement, dated as of November
                     18, 1998, by and between certain shareholders of American
                     Retirement Corporation and Assisted Living Concepts, Inc.
                     (Incorporated by Reference to Exhibit 2.3 of the Current
                     Report on Form 8-K filed by Assisted Living Concepts, Inc.
                     on November 30, 1998).

                                  SCHEDULE 13D

CUSIP No.  028913 10 1                                        Page 6 of 9 pages
         -----------------



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       ASSISTED LIVING CONCEPTS, INC.


                                       By: /s/ Rhonda S. Marsh
                                          -------------------------------------
                                          Name:   Rhonda S. Marsh
                                          Title:  Vice President/Treasurer
                                                  Chief Accounting Officer


November 30, 1998

                                  SCHEDULE 13D

CUSIP No.  028913 10 1                                        Page 7 of 9 Pages
         -----------------


                                 SCHEDULE INDEX


                                                                              Page
                                                                              ----
  Schedule A    Directors and Executive Officers of Filing Person               8

  Schedule B    Shareholders of Issuer Party to a Voting Agreement with         9
                Filing Person



                                  SCHEDULE 13D

CUSIP No.  028913 10 1                                        Page 8 of 9 pages
         -----------------



                                                                     Schedule A


                DIRECTORS AND EXECUTIVE OFFICERS OF FILING PERSON


         The name, title and present principal occupation or employment of each of the directors and executive officers of Filing Person are set forth below. Where indicated with an asterisk ("*"), such person's principal occupation is with the Filing Person and such person's business address is 9955 S.E. Washington, Portland, Oregon 97216. Each person listed below is a citizen of the United States.



       NAME                                 TITLE                        PRINCIPAL OCCUPATION AND NAME, ADDRESS
                                                                         AND PRINCIPAL BUSINESS OF EMPLOYER
William McBride III           Chief Executive Officer and                                   *
                              Chairman of the Board of Directors

Keren B. Wilson               President, Chief Operating Officer and                        *
                              Vice Chairman of the Board of Directors

Richard C. Ladd               Director                                     President, Ladd and Associates
                                                                           P.O. Box 201045
                                                                           Austin, Texas 78720-1045

Bradley G. Razook             Director                                     Managing Director
                                                                           Schroder & Co., Inc.
                                                                           787 Seventh Avenue, New York, NY  10019

Gloria J. Cavenaugh           Director                                     Executive Director, American Society on Aging
                                                                           833 Market Street, Suite 511
                                                                           San Francisco, California 94103

Rhonda S. Marsh               Vice President, Treasurer, and                                *
                              Chief Accounting Officer

Sandra Campbell               Senior Vice President, Legal Counsel and                      *
                              Secretary

Connie J. Baldwin             Director of Operations                                        *

Nancy Gorshe                  Vice President of Community Relations                         *

Jane Haile                    Vice President of Financial Operations                        *

Cathy Maloney                 Vice President and Controller                                 *


                                  SCHEDULE 13D

CUSIP No.  028913 10 1                                        Page 9 of 9 pages
         ----------------


                                                                   Schedule B


                        SHAREHOLDERS OF ISSUER PARTY TO A
                       VOTING AGREEMENT WITH FILING PERSON


NAME:
----
W. E. Sheriff

Christopher Coates

George Hicks

H. Todd Kaestner

James Money

H. Lee Barfield II

Robert Roskamp

Jack Bovender

Frank Bumstead

Robin Costa

Clarence Edmonds

Dr. John Morris

Nadine Smith

Lawrence Stuesser